MEDIA RELEASE

SMART Announces Cost Reductions

•	Reduction of cash operating expenses by approximately 10%

•	Establishing a sustainable cost structure that supports future growth opportunities

CALGARY, Alberta, August 29, 2012 – SMART Technologies Inc. (Nasdaq:SMT) (TSX:SMA), a leading provider of collaboration solutions, today announced the implementation of additional cost reduction measures, affirming its commitment to improving operating efficiencies. Through a combination of workforce reductions and decreases in discretionary spending, the company will reduce annual cash operating expenses by approximately 10%, from fiscal 2012 levels. The scope and timing of the expected cost reductions are the result of ongoing comprehensive operational assessments and are expected to lead to further one-time charges of approximately $5.0 million during fiscal 2013, not including the one-time costs associated with the strategy and business process reviews.

“These actions, while difficult, are aligned with our focus on managing SMART’s cost structure and improving overall operating efficiency to adjust to the challenging education market in North America and Europe,” stated Tom Hodson, Interim President and CEO of SMART. “We expect the cost reductions to result in annual run rate cash operating expenses of approximately $200 million during our third quarter, down approximately 10% using fiscal 2012 as our baseline. Looking forward, SMART remains committed to product innovation for profitable growth segments including our business segment and the underpenetrated markets in education. We believe that building a sustainable cost structure that is appropriately scaled to revenue will strengthen SMART’s platform for growth longer-term.”

About SMART

SMART Technologies Inc. is a leading provider of collaboration solutions that change the way the world works and learns. As the global leader in interactive whiteboards, our focus is on developing a variety of easy-to-use, integrated solutions that free people from their desks and computer screens, making collaboration and learning with digital resources more natural. Our products have transformed teaching and learning in more than two million classrooms worldwide, reaching over 40 million students and their teachers. In business, our Freestorm™ visual collaboration solutions improve the way that people work and collaborate, enabling them to be more productive and reduce costs.

Forward-Looking Statements

Certain statements made in this press release are forward-looking statements within the meaning of the U.S. federal and applicable Canadian securities laws. Statements that include the words “expanding”, “expect”, “increasing”, “intend”, “plan”, “believe”, “project”, “estimate”, “anticipate”, “may”, “will”, “continue”, “further”, “seek”, “commitment”, “dedicated”, and similar words or statements of a future or forward-looking nature identify forward-looking statements. In particular and without limitation, this press release contains forward-looking statements pertaining to the establishment of a sustainable cost structure, improvements to operating efficiencies, expected one-time charges related to cost reductions, our commitment to product innovation and our long-term growth, a reduction in annual cash operating expenses and the impact of such cost reductions on the annual run rate cash operating expense.

All forward-looking statements address matters that involve risks, uncertainties and assumptions. Accordingly, there are or will be important factors and assumptions that could cause our actual results and other circumstances and events to differ materially from those indicated in these statements. We believe that these factors and assumptions include, but are not limited to, those described under “Risks Related to Our Business” and “Capital Structure Risks” in our management’s discussion and analysis for the year ended March 31, 2012.

The forward-looking statements speak only as of the date they are made. Except as may be required by applicable law, we do not undertake to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.

For more information, please contact

Media contact

Marina Geronazzo

Manager, Public Relations

SMART Technologies Inc. Phone 1.403.407.5088

E-mail MarinaGeronazzo@smarttech.com

Investor contact

Investor Relations

SMART Technologies Inc.

Phone 1.877.320.2241

E-mail ir@smarttech.com

© 2012 SMART Technologies. Freestorm, the SMART logo and smarttech are trademarks or registered trademarks of SMART Technologies in the U.S. and/or other countries.